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                                  EXHIBIT (8)
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                            LEWIS, RICE & FINGERSH


                          A LIMITED LIABILITY COMPANY

                                ATTORNEYS AT LAW

                          500 N. BROADWAY, SUITE 2000
                         ST. LOUIS, MISSOURI 63102-2147

                               TEL (314) 444-7600


                                October 11, 1996



Board of Directors
Jefferson Savings Bancorp, Inc.
14915 Manchester Road
Ballwin, MO 63011

ATTN:  David V. McCay
       Chairman of the Board

     RE: MERGER OF TEXAS HERITAGE SAVINGS ASSOCIATION/BANC INTO FIRST FEDERAL SAVINGS BANK OF NORTH TEXAS

Gentlemen:

     You have requested our opinion as to the Federal income tax consequences of the proposed merger ("Merger") of Texas Heritage Savings Association/Banc ("Texas Heritage") into First Federal Savings Bank of North Texas ("First Federal") pursuant to the Agreement and Plan of Merger dated May 31, 1996, as amended August 31, 1996 and October 9, 1996 (the "Merger Agreement"), by and among Texas Heritage, First Federal and Jefferson Savings Bancorp, Inc. ("Jefferson Savings").

     In issuing the opinions set forth in this letter, we have relied upon (i) the factual representations made by Jefferson Savings, First Federal and Texas Heritage in written statements dated October 11, 1996 (the "Representations"),
(ii) the Merger Agreement and (iii) the facts, information and documentation set forth in the registration statement on Form S-4 filed with the Securities and Exchange Commission in connection with the Merger (the "Registration Statement").

     The opinions set forth in this letter are predicated upon our understanding of the facts set forth in the Merger Agreement and the Representations and upon the assumption that neither Jefferson

 ST. LOUIS, MISSOURI . KANSAS CITY, MISSOURI . CLAYTON, MISSOURI . WASHINGTON,
        MISSOURI . BELLEVILLE, ILLINOIS . HAYS, KANSAS . LEAWOOD, KANSAS
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                            LEWIS, RICE & FINGERSH


Board of Directors
October 11, 1996
Page 2


Savings nor First Federal will take any action prior or subsequent to the transaction which would cause it not to qualify as a reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Any change in such facts or facts contrary to the foregoing assumption may adversely affect our opinion.

     Based on our review of the Merger Agreement, the Representations and the Registration Statement and assuming the transactions described therein are completed as described, our opinion as to the Federal income tax consequences of the Merger is as follows.

     1. Assuming the Merger qualifies as a statutory merger under the laws of the state of Texas, the Merger will constitute a reorganization within the meaning of section 368 of the Code. Jefferson Savings, Texas Heritage and First Federal will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

     2. Pursuant to section 356(a)(1) of the Code, each shareholder who receives both Jefferson Savings common stock and cash in exchange for his Texas Heritage common stock must recognize gain realized on the exchange, if any, but not in excess of the amount of cash received. If the exchange has the effect of a distribution of a dividend (determined with application of section 318(a) of the Code with respect to a Texas Heritage shareholder), then the amount of gain recognized that is not in excess of its ratable share of undistributed accumulated earnings and profits of Texas Heritage will be treated as a dividend (section 356(a)(2) of the Code). The determination of whether the exchange has the effect of a distribution of a dividend will be made in accordance with the principles set forth in Commissioner v. Clark, 489 U.S. 726 (1989). Pursuant to
section 356(c) of the Code, no loss will be recognized by any shareholder on the exchange of Texas Heritage stock for Jefferson Savings stock and cash.
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                            LEWIS, RICE & FINGERSH

Board of Directors
October 11, 1996
Page 3


     3. If a cash payment is received by a Texas Heritage shareholder in lieu of a fractional share interest in Jefferson Savings common stock, the cash will be treated as a distribution in redemption of that fractional share interest subject to the provisions and limitations of section 302 of the Code and considering the application of section 318 of the Code.

     4. Pursuant to section 358(a)(1) of the Code, the basis of the Jefferson Savings common stock received by the shareholders of Texas Heritage will be the same as the basis of the Texas Heritage common stock surrendered in the exchange, decreased by the amount of cash received by the shareholder and increased by the amount, if any, treated as a dividend and the amount of gain, if any, recognized by the shareholder in the exchange.

     5. Pursuant to section 1223(1) of the Code, the holding period of the Jefferson Savings common stock received by the shareholders of Texas Heritage will include, in each instance, the period during which the Texas Heritage common stock surrendered in exchange therefor was held, provided that such stock is held as a capital asset in the hands of such shareholders on the date of the exchange.

     6. Pursuant to sections 361 and 351 of the Code, no gain or loss will be recognized by Texas Heritage upon the transfer of substantially all of its assets to, and the assumption of its liabilities by, First Federal in exchange for Jefferson Savings common stock.

     7. Pursuant to Revenue Ruling 57-278, 1957 C.B. 124, no gain or loss will be recognized by First Federal upon the receipt by First Federal of substantially all of the assets of Texas Heritage in exchange for Jefferson Savings common stock, cash and the assumption by First Federal of the liabilities of Texas Heritage.

     This opinion letter is based upon our understanding of the existing provisions of the Code, currently applicable regulations
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                            LEWIS, RICE & FINGERSH


Board of Directors
October 11, 1996
Page 4


promulgated under the Code, current published administrative positions of the Internal Revenue Service such as revenue rulings and revenue procedures, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. Any change in such authority may adversely affect our opinions.

     We assume no obligation to update our opinions for any deletions or additions to or modification of any law applicable to the Merger. We express no opinion with regard to the Federal income tax consequences of the Merger not addressed expressly by the above opinions. In addition, we express no opinion as to any state or local tax consequences with respect to these transactions.

     Each shareholder of the company should consult his or her own tax advisor for assurance as to the particular tax consequences to him or her of the Merger and any reporting requirements which may be applicable, or any other tax considerations not expressly addressed herein.

     We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

                         Very truly yours,

                         Lewis, Rice & Fingersh, L.C.

                         /s/ Lewis, Rice & Fingersh, L.C.



cc:  Texas Heritage Savings Association/Banc
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                            LEWIS, RICE & FINGERSH


Board of Directors
October 11, 1996
Page 5


     P.O. Box 880
     9802 Lakeview Parkway
     Rowlett, Texas 75088
     ATTN: Joe L. Williams
     President and Chief Executive Officer